Exhibit 21.1

Subsidiaries of the Registrant
As of March 14, 2010

1.	Liaoning Shengsheng Biotechnological Co., Ltd., a PRC Company, is a wholly-owned subsidiary of China For-Gen, Corp.

2.	Karamai Pusheng Forest and Wood Industry, LLC, a PRC Company, is a wholly-owned subsidiary of Liaoning Shengsheng Biotechnological Co., Ltd.